-------------------                                            -----------------
CUSIP NO. 003743101                     13G                    PAGE 1 OF 9 PAGES
-------------------                                            -----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                           (Amendment No._______)(1)



                          ABOVENET COMMUNICATIONS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    003743101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    Rule 13d-1(b)
               ---
                    Rule 13d-1(c)
               ---

                X   Rule 13d-1(d)
               ---


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 003743101                     13G                    PAGE 2 OF 9 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Techgains Corp.

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]      (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
-------------------------------------------------------------------------------
                       5      SOLE VOTING POWER
  NUMBER OF                   0 shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          6      SHARED VOTING POWER
  OWNED BY                    744,807 shares, 623,654 of which shares are
    EACH                      directly owned by Techgains Corp. Technology
  REPORTING                   Associates Management Co., Ltd. (TAMC) is the
 PERSON WITH                  management company of Techgains Corp and may be
                              deemed to have shared voting power with respect
                              to such shares.
                       --------------------------------------------------------
                       7      SOLE DISPOSITIVE POWER
                              0 shares
                       --------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER
                              744,807 shares, 623,654 of which shares are
                              directly owned by Techgains Corp. Technology
                              Associates Management Co., Ltd. (TAMC) is the
                              management company of Techgains Corp and may be
                              deemed to have shared dispositive power with
                              respect to such shares.
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       744,807
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                          [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                       7.1%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

                                                                       CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 003743101                     13G                    PAGE 3 OF 9 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Technology Associates Management Co., Ltd.

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]      (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
-------------------------------------------------------------------------------
                       5      SOLE VOTING POWER
  NUMBER OF                   0 shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          6      SHARED VOTING POWER
  OWNED BY                    744,807 shares, 121,153 of which shares are
    EACH                      directly owned by Technology Associates
  REPORTING                   Management Co., Ltd. (TAMC).
 PERSON WITH
                       --------------------------------------------------------
                       7      SOLE DISPOSITIVE POWER
                              0 shares
                       --------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER
                              744,807 shares, 121,153 of which shares are directly owned by Technology Associates
                              Management Co., Ltd. (TAMC).

-------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       744,807
-------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                            [ ]
-------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                       7.1%
-------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON*

                                                                       CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 003743101                     13G                    PAGE 4 OF 9 PAGES
-------------------                                            -----------------


ITEM 1(a).     NAME OF ISSUER:

               AboveNet Communications Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               50 W. San Fernando Street, Suite 1010
               San Jose, California 95113

ITEM 2(a).     NAME OF PERSONS FILING:

               This Statement is filed by Techgains Corp. and Technology Associates Management Co., Ltd. (TAMC). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

               TAMC is the management company of Techgains Corp., and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Techgains Corp.


ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               The address of the principal business office for each of the Reporting Persons is:

               Romasco Place, Wickhams Cay 1
               P.O. Box 3140, Road Town
               Tortola, British Virgin Islands

ITEM 2(c)      CITIZENSHIP:

               Techgains Corp. and TAMC are British Virgin Islands entities.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               CUSIP # 003743101

ITEM 3.        Not Applicable

ITEM 4.        OWNERSHIP:

               The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1998:

-------------------                                            -----------------
CUSIP NO. 003743101                     13G                    PAGE 5 OF 9 PAGES
-------------------                                            -----------------


                (a)     Amount beneficially owned:

                        See Row 9 of cover page for each Reporting Person.

                (b)     Percent of Class:

                        See Row 11 of cover page for each Reporting Person.

                (c)     Number of shares as to which such person has:

                        (i)     Sole power to vote or to direct the vote:

                                See Row 5 of cover page for each Reporting
                                Person.

                        (ii)    Shared power to vote or to direct the vote:

                                See Row 6 of cover page for each Reporting
                                Person.

                        (iii) Sole power to dispose or to direct the disposition of:

                                See Row 7 of cover page for each Reporting
                                Person.

                        (iv) Shared power to dispose or to direct the disposition of:

                                See Row 8 of cover page for each Reporting
                                Person.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable

-------------------                                            -----------------
CUSIP NO. 003743101                     13G                    PAGE 6 OF 9 PAGES
-------------------                                            -----------------


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable

ITEM 10.       CERTIFICATION:

               Not applicable

-------------------                                            -----------------
CUSIP NO. 003743101                     13G                    PAGE 7 OF 9 PAGES
-------------------                                            -----------------


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1999



Techgains Corp.                                   /s/ Tom Shao
                                                  ------------------------------
                                                  Signature

                                                  Tom Shao
                                                  Managing Director


Technology Associates Management Co., Ltd.        /s/ Tom Shao
                                                  ------------------------------
                                                  Signature

                                                  Tom Shao
                                                  Managing Director

-------------------                                            -----------------
CUSIP NO. 003743101                     13G                    PAGE 8 OF 9 PAGES
-------------------                                            -----------------


                                  EXHIBIT INDEX


                                                                 Found on
                                                               Sequentially
Exhibit                                                        Numbered Page
-------                                                        -------------

Exhibit A:  Agreement of Joint Filing                               15

-------------------                                            -----------------
CUSIP NO. 003743101                     13G                    PAGE 9 OF 9 PAGES
-------------------                                            -----------------


                                    EXHIBIT A

                            Agreement of Joint Filing

               The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of AboveNet Communications Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 10, 1999

Techgains Corp.                                   /s/ Tom Shao
                                                  ------------------------------
                                                  Signature

                                                  Tom Shao
                                                  Managing Director


Technology Associates Management Co., Ltd.        /s/ Tom Shao
                                                  ------------------------------
                                                  Signature

                                                  Tom Shao
                                                  Managing Director